

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Mr. Glenn Catchpole
President and Chief Executive Officer
Uranerz Energy Corporation
1701 East "E" Street
P.O. Box 59850
Casper, Wyoming 82605-0850

> **Re:** **Uranerz Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 1-32974**

Dear Mr. Catchpole:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director